ACM Income Fund, Inc.			Exhibit 77C
811-5207


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of ACM Income Fund, Inc.
("ACM I") was held on March 20, 2003. A description of each proposal and number of shares voted at the meeting are as follows:



Shares Voted For

Authority
Withheld

To elect two Directors of ACM I for a term of three years and until his or her successor is duly elected and qualifies.

John D. Carifa

Ruth Block


To approve, if properly presented, a stockholder proposal
 recommending termination of the Investment Management
Agreement and other actions.


205,721,471

205,274,740




3,546,071

3,992,803





FOR
15,139,646



AGAINST
64,162,612




ABSTAIN
6,048,623



NO VOTE

S:\MF_Legal\Gary\NSAR.Exhibit 77C. ACM I.8-03.doc

123,916,661